

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2011

<u>Via U.S. Mail</u>

Ms. Sun Dongqing
Director and Chief Financial Officer
C Site 25-26F Presidential Building
N. 69 Heping North Street
Heping District, Shenyang, PRC  110003

> **Re:    Great China International Holdings, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the period ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 0-23015**

Dear Ms. Dongqing:

    We have completed our review of your filings and do not have any further comments at this time.

                            Sincerely,


                            Kevin Woody
                            Accounting Branch Chief